SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2008

SCAILEX CORPORATION LTD.
(Translation of Registrant’s Name into English)

48 Ben Tsiyon Galis Street,
Petach Tikva
Israel, 49277

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and
Exchange Act of 1934:

Yes ☐ No ☒

On August 21, 2008, Scailex Corporation Ltd. (the “Company”) filed a report with the Israel Securities Authority (the “ISA”) and The Tel Aviv Stock Exchange (the “TASE”), related to an approval of the audit committee and board of directors of the Company, on August 21, 2008, to enter into an agreement for the acquisition of operations in the cellular end equipment and retail market of Suny Electronics Ltd., which are carried on through its subsidiaries – Suny Telecom (1994) Ltd. and Din Dynamic Ltd., including ancillary services and lease agreements.

Translations from Hebrew are attached hereto as Exhibits 99.1-99.4 and incorporated herein by reference.

Exhibit 99.1	Immediate Report concerning the Convening of a General Meeting Pursuant to the Companies Law, 5759 – 1999 and the Securities (Transaction between a Company and a Controlling Shareholder therein) Regulations, 5761 – 2001

Exhibit 99.2	Economic Valuation – Suny Telecom (1994) Ltd.

Exhibit 99.3	Economic Valuation – Din Dynamic Ltd.

Exhibit 99.4	Fairness Opinion.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

August 22, 2008